SEC
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JAN 24 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** AND ENDING **December 31, 2011**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ᴰᴮᴬ Graybill Investments

Thomas Lynn Graybill

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

22151 Ventura Blvd.,   Suite 203

(No. and Street)

Woodland Hills   California   91364

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Graybill   (818) 348-4424

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas Graybill** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Graybill Investments _____ , as

of _____ **December 31** _____, 20 **11** ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of _____
County of _____
Subscribed ans sworn to (or affirmed) before me on
this ____ day of _____, _____ by
_____ proved to me on
the basis of satisfactory evidences to be the person
who appeared beofre me.

Jee Attached.
Notary Public

~Thomas E. Xbell~
Signature

Sole Proprietor
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _Los Angeles_

On _1·13·12_ before me, _M. K. Barnese_,
Date   Here Insert Name and Title of the Officer

personally appeared _Thomas Graybill_
                               Name(s) of Signer(s)

_____,

M. K. BARNESE
Commission # 1888691
Notary Public - California
Los Angeles County
My Comm. Expires May 8, 2014

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: _M K Barnese_
                 Signature of Notary Public

Place Notary Seal and/or Stamp Above

─────────────── OPTIONAL ───────────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Annual Audited Report_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: _____

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: _____



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments:

We have audited the accompanying statement of financial condition of Thomas L. Graybill d.b.a. Graybill Investments (the Company) as of December 31, 2011, and the related statements of income, changes in owner's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas L. Graybill d.b.a. Graybill Investments as of December 31, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 11, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE   WE FOCUS & CARE

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	18,292
Commissions receivable		1,962
Total assets	$	20,254

Liabilities and Owner's Equity

Liabilities

Accounts payable and accrued expenses	$	585
Total liabilities		585

Owner's equity

Owner's equity		19,669
Total owner's equity		19,669
Total liabilities and owner's equity	$	20,254

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Income
For the Year Ended December 31, 2011

Revenues

Commissions	$	203,431
Total revenues		203,431

Expenses

Employee compensation and benefits	26,021
Commissions	25,121
Communications	4,849
Occupancy expense	15,404
Taxes, other than income taxes	1,197
Other operating expenses	41,897
Total expenses	114,489
Net income (loss) $	88,942

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2011

	Amount
Balance at December 31, 2010	$ -
Increase:	-
Decrease:	-
Balance at December 31, 2011	$ -

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Changes in Owner's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance at December 31, 2010	$ 15,540
Owner's draws	(84,813)
Net income (loss)	88,942
Balance at December 31, 2011	$ 19,669

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:

Net income (loss)		$	88,942
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Commissions receivable	$ (735)		
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	(385)		
Total adjustments			(1,120)
Net cash and cash equivalents provided by (used in) operating activities			87,822
Net cash and cash equivalents provided by (used in) investing activities			-
Cash flow from financing activities:			
Owner's draws	(84,813)		
Net cash and cash equivalents provided by (used in) financing activities			(84,813)
Net increase (decrease) in cash and cash equivalents			3,009
Cash and cash equivalents at beginning of year			15,283
Cash and cash equivalents at end of year		$	18,292

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
December 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thomas L. Graybill d.b.a. Graybill Investments (the "Company"), a sole proprietor, was founded in 1960 by Thomas L. Graybill's father, Floyd Graybill, as a dealer in mutual funds. In 1982, Thomas L. Graybill purchased the Company from his father. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company exclusively sells mutual funds. The Company has approximately 350 clients, most of whom are located in the Southern California area, with approximately 20% of the clientele generating about 80% of the revenue.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions are received as compensation for services and are recorded when trades are placed or reinvestments are recorded. Costs and expenses are included in operations in the period they are incurred.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
December 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Since the Company is an unincorporated business, the income tax consequences of the Company's operations are included in the owner's individual income tax returns. Accordingly, no provision or liability for federal or state income tax is included in the accompanying financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 11, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

Since the Company is an unincorporated business, the income tax consequences of the Company's operations are included in the owner's individual income tax returns. Accordingly, no provision or liability for federal or state income tax is included in the accompanying financial statements.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company rented office space from 22151 Ventura Blvd. Partnership. Mr. Thomas L. Graybill is a partner in this partnership. For the year ended December 31, 2011, rent expense of $15,404 was reflected in the financial statements. The Company also pays for the lease of an automobile on behalf of its employee. The Company has no liability for this lease.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: PENSION PLAN

The Company maintains a section 401(a) qualified defined benefit pension plan. All employees are eligible for the plan after working for one (1) year, if they are over 21 years old, and they are not part of a collective bargaining unit. For the year ended December 31, 2011, the Company did not make a contribution to the plan.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $19,403 which was $14,403 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($585) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum allowed.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital

Owner's equity	$ 19,669		
Total owner's equity		$	19,669
Total non-allowable assets			-
Net capital before haircuts			19,669
Less: Haircuts on securities			
Haircut on money markets	(266)		
Total haircuts on securities			(266)
Net Capital			19,403

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	39	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital		$	14,403

Ratio of aggregate indebtedness to net capital 0.03 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Thomas L. Graybill d.b.a. Graybill Investments
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Thomas L. Graybill d.b.a. Graybill Investments

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments:

In planning and performing our audit of the financial statements of Thomas L. Graybill d.b.a. Graybill Investments (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 11, 2012